Exhibit 99.9

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Metal Storm confirms details of proposed debt
forgiveness by ASOF
Brisbane, Australia — 3 November 2011: Metal Storm Limited.
Metal Storm refers to its recent announcements on 17 October 2011 and 25 October 2011 in relation to:
•	the proposed acquisition by the Australian Special Opportunity Fund LP (ASOF) of existing secured convertible notes (Secured Notes) with a face value of approximately $13 million (Notes Purchase);

•	a non-underwritten, pro rata non-renounceable rights issue of ordinary shares in Metal Storm to shareholders in Australia, New Zealand and Singapore to raise up to approximately $6.6 million (Entitlement Offer); and

•	ASOF’s proposed forgiveness of the face value of part of the Secured Notes debt (Debt Forgiveness).
The Notes Purchase is subject to a number of conditions including the approval of noteholders and shareholders to amendments to the terms of the existing Note Terms and Trust Deed. Metal Storm currently expects to hold the necessary meetings of noteholders and shareholders to seek these approvals in January 2012. Further information will be set out in the notices of meeting for the noteholder and shareholder meetings which are expected to be despatched in the next four to six weeks.
Since the announcement of the proposed Notes Purchase and Debt Forgiveness on 17 October 2011, Metal Storm and ASOF have being discussing the form and substance of the Debt Forgiveness and have today entered into a Deed of Debt Forgiveness which provides that:
•	ASOF will forgive $1 of face value of its Secured Notes for every $1 raised from shareholders under the Entitlement Offer, capped at a maximum of $3.6 million;

•	the Debt Forgiveness is subject to a number of conditions, including that the Notes Purchase becomes effective and that no insolvency event occurs in relation to Metal Storm; and

•	the Debt Forgiveness will only become effective once ASOF has converted the balance of the Secured Notes it holds into shares or on the maturity date of the Secured Notes, whichever occurs first.
Metal Storm and ASOF have also entered into a Note Escrow Deed which will prevent ASOF from selling the Secured Notes that are the subject of the Debt Forgiveness after the Notes Purchase becomes effective.
Commenting on the Debt Forgiveness arrangements Metal Storm’s CEO, Dr Lee Finniear, said that, “ASOF’s proposed debt forgiveness provides a great incentive for eligible shareholders to participate in the Entitlement Offer. For every dollar subscribed, shareholders will not only be providing the Company with additional working capital but will also be contributing to a reduction in the Company’s outstanding debt. The Entitlement Offer Booklet is due to be despatched to eligible shareholders next week, and I encourage these shareholders to join ASOF by supporting the Company in this important capital raising initiative.”

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.